

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 24, 2008

By U.S. mail and facsimile to (501) 661-9108

Mr. Robert C. Goodwin, Chief Financial Officer
DAC Technologies Group International, Inc.
12120 Colonel Glenn Road, Suite 6200
Little Rock, AR 72210

>   **RE: DAC Technologies Group International, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2007**
>   **Filed March 31, 2008**
>
>   **File No. 0-29211**

Dear Mr. Goodwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Management's Discussion and Analysis, page 16

Results of Operations, page 16

1. You state on page 17 that the decrease in your gross profit margins during 2007 is a direct result of price increases from your manufacturers for many of your products, particularly in the gun cleaning and maintenance area. Rising commodity prices, particularly for brass, metal, wood and plastic resulted in

increased costs for raw materials, which were passed on to the Company in price increases. Please clarify how you recover these price increases to counter the declines in your margins, if at all. We note your disclosure on page 8 that you do not pass any R&D costs incurred by your manufacturers onto your customers. Please quantify for us and revise future filings to describe the effects of not being able to pass R&D costs onto customers on your income from operations. Finally, in future filings, please quantify the effect of each factor you have identified contributing to a material increase or decrease in revenues, gross margins, or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

2. You state on page 17 that the decrease in selling and shipping expenses during 2007 was due mainly to cost savings measures initiated in the shipping department, most notably in freight costs, which decreased 30%. Please describe to us what these cost savings measures entail, how long you anticipate realizing the benefits therefrom, and why freight costs have decreased so significantly when it does not appear that there has been an accompanying decrease in shipments made. Refer to Item 303(a)(3) of Regulation S-K.

Controls and Procedures, page 20

3. We note your material weakness identified and the steps you have taken to mitigate the risks related to it. Please revise future filings to include the language pursuant to Item 308(c) of Regulation S-K. That is, please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Statement of Cash Flows, page F-7

4. Please tell us your consideration of paragraph 20a of SFAS 95 in classifying purchases of treasury stock as an investing activity. Alternatively, please revise future filings, beginning with your Form 10-Q for the period ended March 31, 2008, to show such purchases in the financing activities section.

6. Due From Factor, page F-14

5. You disclose that the factoring agreements provide for fees of .65% to 1.8% monthly on the gross face value of each invoice, depending on the creditworthiness and location of an account. Please tell us and disclose herein in future filings where you classify the factoring fees charged pursuant to your factoring agreements.

17. Financial Information by Business Segment, page F-20

6. You state that your four business segments are security products, gun locks, safes and non-security products. However, the segments listed in the tables that follow your statement, which show revenues, income before income tax provision, and identifiable assets, do not appear to match the aforementioned descriptions. That is, you show your segments as gun cleaning and maintenance, hunting and camping, gun safety, and other. Please clarify for us what your segments are, and revise future filings accordingly.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief